UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-51446
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
121 South 17th Street
Mattoon, IL 61938-3987

CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN

Financial Statements.

		Page(s)
1.	Report of Independent Registered Public Accounting Firm	1-2

2.	Statements of Net Assets Available for Benefits	3

3.	Statement of Changes in Net Assets Available for Benefits	4

4.	Notes to Financial Statements	5-11

5.	Supplemental Schedule	13-14

6.	Signatures	15
EX-23.1: CONSENT OF WEST & COMPANY, LLC
Exhibits. The following exhibit is filed as a part of this annual report:

No.	Description

Exhibit 23.1	Consent of West & Company, LLC

WEST & COMPANY, llc

CERTIFIED PUBLIC ACCOUNTANTS
&
MEMBERS	CONSULTANTS	OFFICES

E. LYNN FREESE	1009 SOUTH HAMILTON	EDWARDSVILLE
RICHARD C. WEST	P.O. BOX 80	EFFINGHAM
KENNETH L. VOGT	SULLIVAN, ILLINOIS 61951	GREENVILLE
BRIAN E. DANIELL		MATTOON
JANICE K. ROMACK		SULLIVAN
DIANA R. SMITH	(217) 728-4307
www.westcpa.com
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the
Consolidated Communications, Inc. 401 (k) Plan
We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications, Inc. 401(k) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and WOP 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans as of December 31, 2006 and 2005.
As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, investment assets held by MassMutual Financial Group, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2005 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.
Member of Private Companies Practice Section

Consolidated Communications, Inc. 401(k) Plan

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2005. The form and content of the information included in the 2005 financial statements, other than that derived from the information certified by the custodian have been audited by us, and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the financial statements referred to above, of the Consolidated Communications, Inc. 401(k) Plan as of December 31, 2006, and for the year then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit of the Plan’s financial statements as of and for the year ended December 31,2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  West & Company, LLC
Sullivan, Illinois
July 12, 2007

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2006	2005
ASSETS:
Investments at fair value:
Interest bearing cash	$14,202	$—
MassMutual Guaranteed Interest Accounts	7,700,373	7,507,162
MassMutual Separate Investment Accounts	40,440,202	35,793,089
Employer common stock	143,251	—

Total investments	48,298,028	43,300,251

Receivables:
Employer contributions	38,301	61,900
Participant contributions	88,743	88,350

Total receivables	127,044	150,250

Participant loans	1,241,647	1,187,266

Total assets	49,666,719	44,637,767

LIABILITIES:
Excess contributions due to participants	44,401	7,692

Net assets available for plan benefits at fair value	49,622,318	44,630,075

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	125,846	395,363

Net assets available for plan benefits	$49,748,164	$45,025,438

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended December 31,

	2006	2005
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$323,858	$305,912
Net appreciation in fair value of investments	4,613,313	2,606,921
Transfers from merged plan	—	18,430,378
Transfers from union plan	25,588	33,751

	4,962,759	21,376,962

Contributions:
Participants	2,635,411	2,110,078
Employer	1,787,468	1,368,309
Rollovers	152,191	119,692

Total contributions	4,575,070	3,598,079

Total additions	9,537,829	24,975,041

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid	4,806,963	2,539,437
Administrative expenses	8,140	9,893

Total deductions	4,815,103	2,549,330

Net increase	4,722,726	22,425,711

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	45,025,438	22,599,727

End of year	$49,748,164	$45,025,438

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan with a 401(k) feature covering all salaried and non union hourly-paid employees of Consolidated Communications, Inc. (the Company) who have attained the age of 21. Employees involved in certain merger and acquisition transactions are also eligible. Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.

The Plan was established January 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). In May, 2005, participant account balances totaling $18,464,129 from the defined contribution plan, TXU Communications 401(k) Savings Plan for Non-Bargaining Associates, were transferred into the Plan.

Salary Deferral Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are subject to certain limitations set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seventeen investment options. The Plan was amended effective July 1, 2006, to provide for employer stock as an investment option under the Plan.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Matching Contributions

The Company may make a matching contribution at the option of the Company’s Board of Directors equal to a uniform percentage of salary deferrals. This percentage is determined from year to year. For the years ended December 31, 2006 and 2005, the matching contribution rate was as follows:

	Matching	Matching
Salary Deferral	Contribution as a	Contribution as a
Contribution	Percentage of	Percentage of
as a Percentage of	Earnings	Earnings
Earnings	5/1/05 to 12/31/06	2/23/04 to 4/30/05
1%	1.0%	1.0%
2%	2.0%	2.0%
3%	3.0%	2.5%
4%	4.0%	3.0%
5%	5.0%	3.5%
6% and over	6.0%	4.0%
Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant is 100 percent vested after four years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals. Participants who terminate service due to death or disability become 100% vested in their account balance. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

The Plan was amended in 2006 to allow distributions to be made in employer stock as well as cash.

If the value of a participant’s vested interest is less than $1,000, then a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service. Prior to March 28, 2005, a lump sum distribution was made without consent of the participant if the participant’s vested interest was $5,000 or less.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 10.5 percent, which represents the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $194,236 and $144,784, respectively. These funds will first be used to pay Plan administrative expenses and then to reduce future employer contributions. In 2006, no forfeitures were used to pay Plan administrative expenses or to reduce employer contributions. In 2005, plan expenses of $984 were paid from Plan forfeitures.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan;
Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Units of separate investment accounts are valued at the net asset value of the units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on the interest rate being earned by investments underlying the guaranteed interest account without regard to capital gains and losses, the assumed interest rate obtainable by MassMutual on new investments and the asset flows of an investment with coupon and maturity characteristics based upon the foregoing rates.

Purchases and sales of securities are recorded on a trade-date basis. Net gains and losses from investment transactions are computed by the Plan custodian.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES (Continued)
Administrative Expenses

All administrative expenses charged to the Plan are paid directly by the Plan Administrator. Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings. Plan expenses which are incurred by, or are attributable to, a particular participant based on use of a particular Plan feature are deducted directly from the participant’s account. Examples of these administrative expenses are loan processing fees, distribution fees, and other administrative charges.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.
3.	INFORMATION PROVIDED BY THE CUSTODIAN

The following 2005 information included in the accompanying financial statements and supplemental schedule was obtained from data that has been prepared and certified as to complete and accurate by MassMutual Financial Group as custodian of the Consolidated Communications, Inc. 401(k) Plan:
a.	Investments of the Plan at the end of the year at market and contract values.

b.	All items of income related to Plan investments.

c.	All investment transaction data included in the supplemental schedule.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	INVESTMENTS

The following presents investments held by the Plan that represents 5% or more of the Plan’s net assets at December 31,:

	2006		2005
	Units	Value	Units	Value
MassMutual Separate Investment Accounts:
MassMutual Premier Core Value Equity	740	$4,911,196	723	$4,043,283
MassMutual Destination Retirement 2030	12,973	3,025,888	12,572	2,667,526
MassMutual Destination Retirement 2020	12,743	2,977,323	11,612	2,515,059
MassMutual Premier International Equity	11,051	5,240,977	7,394	2,719,177
MassMutual Select Indexed Equity	22,517	8,526,526	23,910	7,849,478
MassMutual Select Focused Value	15,060	3,847,406	17,769	3,773,936
MassMutual Select Mid Cap Growth II	13,803	3,184,685	18,597	3,989,739
MassMutual Guaranteed Investment Accounts	671,187	7,826,219	790,248	7,902,480
During 2006 and 2005, the Plan’s investments in the MassMutual Separate Investment Accounts, including investments bought, sold, and held during the year, appreciated in value by $4,585,688 and $2,606,921, respectively. During 2006, the Plan’s investments in Consolidated Communications Holdings, Inc. common stock, including investments bought, sold, and held during the year, appreciated in value by $27,625.

5.	INVESTMENT CONTRACT WITH MASSMUTUAL

The Plan holds a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net asset available for plan benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	INVESTMENT CONTRACT WITH MASSMUTUAL (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.25% and 3.1% at December 31, 2006 and 2005, respectively. Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination, (2) any change in Plan operation, including changes in investment allocation, the establishment or activation of, or material change in, any Plan investment fund or any change in administrative procedures, (3) the Internal Revenue Service determines that the Plan no longer meets the requirements of Code section 401(a), 403(a), 414(d), 414(e) or any other applicable Code provision, and (4) investor breaches a provision of the investment agreement. The Plan administrators do not believe that the occurrence of any such terminating events, winch may limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.09% and 3.26% for 2006 and 2005, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event the Plan is terminated, each participant will be fully vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

9.	PLAN AMENDMENTS

The Plan was amended effective March 28, 2005, with respect to distributions made on or after that date in which the participant’s vested account balance is $5,000 or less. The amendment allows the participant the option of electing whether to receive the distribution or to rollover the distribution into another retirement plan. If a participant fails to elect a distribution method, a vested account balance that is $1,000 or greater will be automatically invested in an individual retirement account.

Effective July 1, 2006, the Plan was amended to add Consolidated Communications Holdings, Inc. common stock, par value $.01, as an investment option under the Plan.

10.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2006, the Plan held 12,608 shares of common stock with a fair value of $143,251.

Certain Plan investments are units of guaranteed interest and pooled separate accounts managed by MassMutual, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also permits loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

SUPPLEMENTAL SCHEDULE

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
FEIN: 02-0636475
PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS HELD AT END OF
YEAR
As of December 31, 2006

		(c)			(e)
	(b)	Current	(d)		Current
(a)	Identity of Shares	Units/Shares	Cost		Value
*	Mass Mutual:
	MassMutual Select Aggressive Growth	22,669	*	*	$1,423,747
	MassMutual Premier Capital Appreciation	12,258	*	*	2,030,048
	MassMutual Premier Core Bond	1,085	*	*	1,570,130
	MassMutual Premier Core Value Equity	740	*	*	4,911,196
	MassMutual Destination Retirement Income	286	*	*	65,238
	MassMutual Destination Retirement 2010	5,473	*	*	654,111
	MassMutual Destination Retirement 2020	12,743	*	*	2,977,323
	MassMutual Destination Retirement 2030	12,973	*	*	3,025,888
	MassMutual Destination Retirement 2040	1,910	*	*	489,905
	MassMutual Select Emerging Growth	7,434	*	*	479,499
	MassMutual Select Focused Value	15,060	*	*	3,847,406
	MassMutual Select Indexed Equity	22,517	*	*	8,526,526
	MassMutual Premier International Equity	11,051	*	*	5,240,977
	MassMutual Select Large Cap Value	10,150	*	*	2,013,523
	MassMutual Select Mid Cap Growth II	13,803	*	*	3,184,685
	SF Guaranteed	671,187	*	*	7,826,219
*	Consolidated Communications Holdings, Inc. common stock, $.01 par value	12,608	*	*	143,251
*	Participant loans, 5-10.5%	—	—		1,241,647

*	Party-in-interest

**	Cost omitted for participant directed investments

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Consolidated Communications, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Communications, Inc. 401(k) Plan, by Consolidated Communications, Inc., as Plan Administrator
Date: July 13, 2007	/s/ Steven L. Childers
Chief Financial Officer,
Consolidated Communications, Inc.